United States securities and exchange commission logo





                               August 22, 2023

       Yee Man Thomas Law
       Chief Executive Officer
       Junee Limited
       Studio 20, 11 F, International Plaza
       20 Sheung Yuet Road
       Kowloon Bay, Kowloon, Hong Kong

                                                        Re: Junee Limited
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed July 28, 2023
                                                            File No. 333-266116

       Dear Yee Man Thomas Law:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to our oral comments issued on November 23,
       2022.

       Amendment No. 7 to Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that your auditor is currently subject to PCAOB inspections.
                                                        Please revise your
cover page to disclose the location of your auditor's headquarters, including the location
of the auditor engaged in April 2023.
       Taxation, page 142

   2. We note you have included a "short-form" tax opinion as Exhibit 8.2 to the Registration
                                                        Statement. As stated in
Section III.B.2 of Staff Legal Bulletin No. 19, if a registrant elects
 Yee Man Thomas Law
Junee Limited
August 22, 2023
Page 2
      to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and that disclosure must clearly identify and articulate the opinion being rendered. Please revise the Material U.S. Federal
      Income Tax Consequences section of the prospectus to clearly state that the disclosure in the tax consequences section is the opinion of named counsel.
General

3. Please revise the public offering prospectus cover page to discuss the shares to be offered in your resale prospectus. In this regard, please clarify the timing of the resale offering.
4. On the resale prospectus cover page, also include a placeholder for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq.
      Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation
      S-K.
5. Please provide on the cover page of your resale prospectus the offering price of the securities. Refer to Item 501(b) of Regulation S-K. Please also revise to clarify if the resale shares are part of the firm commitment offering. In this regard, your legal opinion filed as Exhibit 5.1 states that the resale shares will be sold on a firm commitment basis.

       You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                            Sincerely,
FirstName LastNameYee Man Thomas Law
                                                            Division of
Corporation Finance
Comapany NameJunee Limited
                                                            Office of Trade &
Services
August 22, 2023 Page 2
cc:       Lisa Forcht
FirstName LastName